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                                                                      EXHIBIT 9

NR9762                                                          AUGUST 22, 1997


                   BT AND MCI STRATEGIC REVIEW AFFIRMS MERGER
                      Changes in Market Lead to New Terms

BT and MCI today announced the results of their joint management review and reaffirmed their plans to merge into Concert. The review confirmed that the powerful strategic rationale for the merger remains unchanged.

     The companies also agreed to new terms that reflect changes in the marketplace.

     Under the revised terms of the merger, MCI shareholders (other than BT) will receive at closing for each MCI share held 0.375 new Concert American Depositary Shares ("ADSs") (equivalent to 0.375 BT ADSs representing 10 ordinary shares in BT) and a cash payment of $7.75. The number of outstanding ordinary shares of the new Concert will be 10 per cent less than originally anticipated at approximately 8.5 billion.

     Following the merger, which is expected to close around the end of 1997, MCI shareholders will initially hold approximately 25 per cent of the undiluted share capital of the enlarged group.


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     MCI shareholders will begin to receive the regular Concert dividends starting from the fiscal year beginning April 1, 1998.

     In the global telecommunications market place, Concert will be uniquely well positioned to succeed. It will have 43 million business and residential customers in over 70 countries and joint ventures and alliances in nearly 40 countries. Concert will have initial revenues of around pound sterling 26 billion ($43 billion), representing 6 per cent of the pound sterling 418 billion ($670 billion) global telecommunications market. This is a market which is forecast to grow at over 10 per cent a year, further enhanced by the WTO Agreement which was signed earlier this year and which is designed to open 95 per cent of the global market to competition by the year 2000.

     Sir Iain Vallance, Chairman of BT, said: "We are pleased that we have been able to reach agreement so quickly on the best way forward following the changes in the US environment.

     "This has been a tough time for both executive teams, but the results are a reflection of our professional relationship, built up over our four years of partnership. We have maintained our momentum and will launch Concert around the end of 1997."

     Bert Roberts, Chairman of MCI, said: "The merits of the MCI-BT merger continue to be compelling. As the world's first global communications company, Concert will have the size, scope and reach to

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compete and grow market share worldwide. Completing this historic merger will deliver on MCI's commitment to best serve the needs of its shareholders, customers and employees by opening new markets to competition."

     Bert Roberts added: "Strong earnings growth and the creation of shareholder value are the top priorities for BT and MCI management.
When looking at the alternative scenarios, moving forward with the merger on new terms was the best choice for Concert and all its shareholders."

     BT and MCI both have an outstanding competitive record in gaining and retaining market share. Regulators, customers and employees have strongly endorsed the merger and the benefits it will deliver. Even before the close of the merger, partners such as Telefonica and Portugal Telecom have recognised the power of the combination and have agreed to join the Concert alliance.

     The joint management review focused on the current operating environment for Concert and the Concert financial plan. Several recent changes have impacted both companies, in particular the slow pace of the opening of the US local market, which is anticipated to increase costs and capital requirements for MCI, and the effects of the 1997 UK Government budget on BT. The joint management review team has accordingly adjusted both the Concert business plan and the terms of the merger.

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     With yesterday's FCC approval, virtually all regulatory approvals have been obtained. The amended merger agreement will need to be re-approved by both BT's and MCI's shareholders.

OUTLOOK FOR MCI

     BT and MCI confirmed the great potential of the $100 billion US local market together with MCI's strategy for entering it and their ability to succeed in it. The review conducted by both companies has reinforced the belief that BT, with its acknowledged excellence in the local market, can provide MCI with extensive professional support as it develops its US local market business. The local market remains MCI's primary strategic imperative and MCI will continue its aggressive approach. The integration of the local and long-distance businesses remains a key part of MCI's strategy. Even in the absence of a fully competitive marketplace, MCI revenues grew by 7.4 per cent in the first half of the year.

     Regulatory issues and monopoly obstructions are currently preventing customers from benefiting from full competition. As a consequence, the price of entry into the local market has increased for all new entrants. BT and MCI will continue to look for ways to reduce operating losses associated with local market entry, which will be accomplished by targeting investment on those local markets that we expect will be opening most quickly to true competition. BT and MCI

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applaud recent regulatory activities that should increase the pace at which local markets are opened.

     MCI is presently exploring a series of steps to improve financial performance and to continue to respond to the increasingly competitive environment in its core business. While these decisions have not been finalised, if taken, they could result in material charges to MCI's 1997 results of operations.

FINANCIAL EFFECTS ON CONCERT

     The merger on the revised terms is expected to lead to modest earnings dilution for the balance of the current year and in 1998/99. Thereafter it is anticipated that Concert will generate earnings growth superior to that which BT could have achieved on its own.

     Both BT and MCI believe that Concert's cash flow from operations will support a growing dividend as well as ongoing capital expenditures in existing operations and investment in new markets.

     It is estimated that Concert gearing will peak during 1998/99 at a level of around 120 per cent taking into account the cash consideration for the merger, the special dividend payable in September and the windfall tax together with Concert's ongoing UK investments and plans for the US local, long distance and European markets. Gearing is expected to reduce thereafter. Interest cover will remain comfortable.

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     The strategic review has also confirmed the level of synergies expected from the merger, which have been targeted at approximately pound sterling 1.5 billion cumulatively over the first five years following closing of the merger with annual pre-tax benefits estimated at pound sterling 500 million by the fifth year following the merger.

     Under the revised merger terms, BT will, prior to the merger's effective date, ensure that BT shares are marked ex-dividend in respect of both the interim and final dividends for the year ending March 31, 1998. After that, the next scheduled dividend will be the interim dividend for the year ending March 31, 1999, expected to be paid by Concert in February 1999.

SHAREHOLDER APPROVALS

     The revised documentation relating to the merger will be sent to each company's shareholders as soon as possible. BT shareholders will be sent a circular containing details of the revised merger and notice of an Extraordinary General Meeting. The merger will be subject to approval by BT shareholders at the EGM. MCI shareholders will be sent a proxy statement/prospectus convening a special meeting at which MCI shareholders will be asked to adopt the amended agreement and plan of merger and approve the merger.

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RECOMMENDATION

     The Board of directors of BT (excluding Bert Roberts and Gerald Taylor, who are directors of MCI), which has been so advised by its financial advisers, N M Rothschild & Sons Limited, Rothschild Inc. and Morgan Stanley & Co. Ltd., considers the revised terms of the merger to be fair and reasonable. The Board of directors of BT (excluding Bert Roberts and Gerald Taylor) also considers completing the merger on the revised terms of the merger to be in the best interests of BT's shareholders as a whole.

     In giving their advice, Rothschilds and Morgan Stanley have relied upon the BT Board of directors' views of the commercial merits of the merger. The Board of directors of BT (excluding Bert Roberts and Gerald Taylor) unanimously recommends BT shareholders to vote in favour of the resolution to be proposed at the EGM, as they intend to do in respect of their respective beneficial holdings.

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           ENQUIRIES ABOUT THIS NEWS RELEASE SHOULD BE MADE TO THE BT
            CORPORATE NEWSROOM ON ITS 24-HOUR NUMBER: 0171 356 5369

        ALL BT CORPORATE NEWS RELEASES CAN BE ACCESSED AT OUR WEB SITE:
                               http://www.bt.com

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          Enquiries:

          BT Corporate Newsroom               0171 356 5369
          MCI Newsroom                        001 202 887 3000

          N M Rothschild & Sons Limited       0171 280 5000
               Tony Alt
               Nigel Higgins

          Rothschild Inc                      001 212 403 3500
               Yves-Andre Istel

          Lazard Freres & Co LLC              001 212 632 6000
               Michael Price

          Lazard Brothers & Co., Ltd          0171 588 2721
               David Verey


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     The preceding press release includes forward-looking statements that are subject to risks and uncertainties. These include statements concerning the outlook for MCI and financial effects on Concert and the future financial performance of MCI and Concert. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include: material adverse changes in economic conditions in the markets served by MCI and BT; a significant delay in the expected closing of the Merger; future regulatory actions and conditions in MCI's and BT's operating areas, including the ability of MCI to obtain local facilities at competitive rates and proposals to change the way in which interconnection charges are set in the U.K.; competition from others in the U.S., U.K. and international long distance markets, including the entry of the regional Bell operating companies and other companies into the long distance markets in the U.S.; the timing of entry and profitability of Concert in certain long distance markets; fluctuations in foreign currency exchange rates; and delays in Concert's ability to enter, and competition from others in, the U.S. local telecommunications market.